1 / 8 NOTICE OF THE 2026 ANNUAL SHAREHOLDERS MEETING OF FERROVIAL SE IMPORTANT NOTE: THIS NOTICE SETS OUT THE PROCEDURES FOR FERROVIAL SHAREHOLDERS TO REGISTER FOR, ATTEND AND VOTE AT FERROVIAL 2026 SHAREHOLDERS MEETING. SHAREHOLDERS SHOULD CAREFULLY READ THE INFORMATION SET OUT IN THIS NOTICE. The 2026 shareholders meeting of Ferrovial SE ("Ferrovial") will be held on 9 April 2026 at 2:00pm CEST (“2026 Shareholders Meeting”). The 2026 Shareholders Meeting will be held at H'ART Museum, Amstel 51, 1018 EJ Amsterdam, the Netherlands. The 2026 Shareholders Meeting will be held in English. The 2026 Shareholders Meeting will be organised as a hybrid meeting. Accordingly, eligible shareholders may choose to: (a) attend the 2026 Shareholders Meeting and cast their vote in-person at the Shareholders Meeting venue, in the Netherlands; (b) attend the 2026 Shareholders Meeting and cast their vote in a virtual manner during the Shareholders Meeting, through electronic means; (c) not attend the 2026 Shareholders Meeting in-person or in a virtual manner, and instead have their votes cast by a proxy. In addition, shareholders that are registered for the 2026 Shareholders Meeting for attending in-person are offered the possibility to submit questions in writing prior to the meeting. Shareholders that are registered for attending virtually will not be able to submit questions during the meeting, and should submit their questions in writing prior to the meeting. Questions submitted prior to the meeting should be submitted in accordance with the terms set out under section “QUESTIONS”. Shareholders should regularly check Ferrovial’s website (www.ferrovial.com) for updates in relation to the 2026 Shareholders Meeting. The Board of Directors (the "Board") unanimously recommends that you vote in favour of all the resolutions listed below and believe that the passing of these resolutions would be in the best interests of Ferrovial and its stakeholders, including its shareholders, as a whole.

AGENDA 1. Opening 2. Financial year 2025 2a. Report of the Board on Ferrovial’s financial and non-financial performance for the financial year 2025 (discussion item) 2b. Policy on additions to reserves and on dividends (discussion item) 2c. Remuneration report for the financial year 2025 (advisory voting item) 2d. Adoption of the annual accounts for the financial year 2025 (voting item) 3. Climate Strategy Report for the financial year 2025 (advisory voting item) 4. Discharge of the Directors in respect of the performance of their duties during the financial year 2025 (voting item) 5. Composition of the Board of Directors: Director (re-)appointments 5a. Proposal to re-appoint Mr. Ignacio Madridejos Fernández as Executive Director (voting item) 5b. Proposal to re-appoint Mr. Philip Bowman as Non-Executive Director (voting item) 5c. Proposal to re-appoint Mr. Juan Manuel Hoyos Martínez de Irujo as Non-Executive Director (voting item) 5d. Proposal to re-appoint Mr. Gonzalo Pedro Urquijo Fernández de Araoz as Non-Executive Director (voting item) 5e. Proposal to appoint Ms. Elisenda Bou-Balust as Non-Executive Director (voting item) 6. Performance Shares Plan for Executive Directors (voting item) 7. Conversion from SE to N.V. and amendment of the articles of association (voting item) 8. Authorization of the Board to issue ordinary shares 8a. Authorization of the Board to issue ordinary shares for general purposes (voting item) 8b. Authorization of the Board to issue ordinary shares for purposes of scrip dividend (voting item) 9. Authorization of the Board to limit or to exclude pre-emptive rights 9a. Authorization of the Board to limit or to exclude pre-emptive rights for ordinary shares for general purposes (voting item) 9b. Authorization of the Board to limit or to exclude pre-emptive rights for ordinary shares for purposes of scrip dividend (voting item) 10. Authorization of the Board to acquire ordinary shares (voting item) 11. Cancellation of ordinary shares (voting item)

12. Closing 2026 Shareholders Meeting Documents The following documents are available on Ferrovial's website (www.ferrovial.com): a) the agenda of the 2026 Shareholders Meeting and the explanatory notes to the agenda; b) this convocation notice, including instructions on attendance and voting at the 2026 Shareholders Meeting; c) Ferrovial's annual report for the financial year 2025, including the financial statements for the financial year 2025 and the management report, including the corporate governance report and the non-financial information, and the other information as required by the Dutch Civil Code; d) Ferrovial's remuneration report for the financial year 2025; e) Ferrovial's Climate Strategy Report for the financial year 2025; f) the conversion proposal; g) the explanatory report of the conversion proposal; h) the independent expert’s report regarding the conversion; i) the Registration Card for Iberclear Shareholders (as defined below); j) the Proxy Card for Iberclear Shareholders (as defined below); and k) the Proxy Card for Euroclear Netherlands Shareholders (as defined below). These documents are also available upon request and free of charge at Ferrovial's offices in the Netherlands and via email (ir@ferrovial.com). Ferrovial's address in the Netherlands is Gustav Mahlerplein 61-63, Symphony Towers, 14th floor, 1082 MS, Amsterdam, the Netherlands. RECORD DATE In accordance with the relevant statutory provisions, eligible meeting participants and persons entitled to vote at the 2026 Shareholders Meeting are those persons who (i) on 12 March 2026 (the “Record Date”), after processing of all entries and deletions as of that date, are recorded as such in a (sub-)register designated by the Board, and (ii) are registered in the manner outlined under section 'REGISTRATION'. The Board has designated as (sub-)registers: (a) for holders of shares held through Iberclear: the administrations of the relevant bank, brokerage or other intermediary in Iberclear; (b) for holders of shares held through Euroclear Netherlands (but, for the avoidance of doubt, not shares referred to under (a) above): the administrations of the banks and brokers which are intermediaries (intermediairs) of Euroclear Nederland within the meaning of the Dutch Securities Giro Transfer Act (Wet giraal effectenverkeer); (c) for holders of shares held in the Depository Trust Company system (DTC) (but, for the avoidance of doubt, not shares referred to under (a) and (b) above): the administration of the relevant bank, brokerage or other intermediary in the Depository Trust Company system; and (d) for holders of shares held on Ferrovial's shareholders register maintained by Ferrovial's U.S. transfer agent, Computershare Trust Company N.A. ("Computershare") (the "U.S. Shareholders Register"): the U.S. Shareholders Register.

Changes in shareholdings after the Record Date do not affect entitlements to vote, and only shares owned and settled on the Record Date are entitled to be voted on at the Shareholders Meeting. Pursuant to the relevant provisions of Dutch law, all shares are also freely tradable after the Record Date, and there is no share blocking associated with the Shareholders Meeting. REGISTRATION All shareholders that wish to attend the 2026 Shareholders Meeting, either in-person or virtually, or by proxy, must timely register for the Shareholders Meeting. The method in which a shareholder can register, depends on the method in which that shareholder holds its shares, and is further set out below. Shareholders that are unsure how they hold their shares should contact their bank, broker or other intermediary for more information. (a) Shareholders holding shares through Iberclear (Central Securities Depository in Spain) Shareholders holding shares via Iberclear that wish to attend the 2026 Shareholders Meeting either in-person or virtually must register via email to ferrovial@computershare.com or via post to Computershare Spain, Calle Orense 34, Edificio Norte, planta 8, 28020 Madrid, Spain with a completed and signed registration card, as can be found on Ferrovial’s website (www.ferrovial.com) (the “Registration Card for Iberclear Shareholders”). The completed and signed Registration Card for Iberclear Shareholders must be received by Computershare no later than 2 April 2026, 5:00pm CEST. Shareholders that indicate in their Registration Card for Iberclear Shareholders that they intend to attend the 2026 Shareholders Meeting in-person will receive after the Record Date an admission ticket to the 2026 Shareholders Meeting via email. Shareholders that indicate in their Registration Card for Iberclear Shareholders that they intend to attend the 2026 Shareholders Meeting virtually will receive credentials ahead of the 2026 Shareholders Meeting to log into an electronic platform in order to attend the 2026 Shareholders Meeting virtually. Shareholders that do not wish to attend the 2026 Shareholders Meeting in-person or virtually, but wish that their votes are cast at the 2026 Shareholders Meeting by a proxy, can register for the 2026 Shareholders Meeting and issue their proxy in accordance with the procedure set out under section ‘VOTING BY PROXY AT THE SHAREHOLDERS MEETING’. (b) Shareholders holding shares through Euroclear Netherlands (Central Securities Depository in the Netherlands) Shareholders holding shares via Euroclear Netherlands that wish to attend the 2026 Shareholders Meeting either in-person or virtually, or by proxy, should register for the meeting via the electronic platform ‘Evote by ING’ available via https://evote.ingwb.com or via their intermediary where their shares are administered. The registration via 'Evote by ING' must be completed no later than 2 April 2026, 5:00pm CEST. No later than 2 April 2026, 1:00pm CEST the relevant intermediaries must submit to ING Bank N.V., Issuer Services (location TRC 02.039, Foppingadreef 7, 1102 BD, Amsterdam, the Netherlands, email: agm.pas@ing.com) an electronic statement containing the number of shares held by the respective shareholders on the Record Date and for which number of shares registration for the 2026 Shareholders Meeting is requested. With the submission, intermediaries are requested to include the full address details of the relevant ultimate beneficial owners (and whether such holder will be represented at the 2026 Shareholders Meeting by proxy) in order to efficiently verify the shareholding on the Record Date. Upon registration ING will send a registration certificate via the relevant intermediaries that serves as an admission ticket to the 2026 Shareholders Meeting. Shareholders that wish to attend the Shareholders Meeting as virtual attendees through the online platform can log in at https://evote.ingwb.com using their user account and password. If a shareholder is a new user and does not yet have a user account and password, such shareholder can create a user account and password at https://evote.ingwb.com. Further instructions for logging in and creating a new user account and password can be found at https://evote.ingwb.com. (c) Shareholders holding shares through the Depository Trust Company system (DTC) (Central Securities Depository in the United States) Shareholders holding their shares through the Depositary Trust Company system that wish to attend the 2026 Shareholders Meeting either in-person or virtually, or by proxy, should give instructions to their intermediary, as the record holder of their shares, that is required to vote their shares according to their instructions. In order to attend the 2026 Shareholders Meeting in-person or virtually, or by proxy, shareholders must submit proof of their proxy power (legal proxy) reflecting their shareholdings at the Record Date along with their name and email address to Computershare, to be sent at the following: By email: Forward the email from your broker, or attach an image of your legal proxy, to legalproxy@computershare.com By mail: Computershare Trust Company N.A. Ferrovial Legal Proxy P.O. Box 43001 Providence, RI 02940-3001 United States of America Requests for registration must be labelled as “Legal Proxy” and be received no later than 11:00am ET, on 2 April 2026. Upon timely submission of their registration materials, shareholders will receive a confirmation of their registration by email. (d) Shareholders holding shares on the U.S. Shareholders Register Shareholders holding their shares directly on the U.S. Shareholders Register that wish to participate in the 2026 Shareholders Meeting, attending in-person or virtually, or by proxy, should register in the manner communicated to them directly by Computershare. ADMISSION TO THE 2026 SHAREHOLDERS MEETING Registration for admission to the 2026 Shareholders Meeting will take place on the day of the 2026 Shareholders Meeting from 1:00pm CEST until the commencement of the 2026 Shareholders Meeting at 2:00pm CEST. After this time, registration for admission is no longer possible. Persons entitled to attend the 2026 Shareholders Meeting must present a valid admission ticket for the 2026 Shareholders Meeting and may be asked for identification prior to being admitted and are therefore requested to carry a valid identity document. VOTING IN-PERSON AT THE 2026 SHAREHOLDERS MEETING Shareholders that attend the Shareholders Meeting in-person are requested to vote electronically by using their own electronic device (smartphone or tablet). In addition, Ferrovial will have voting devices available in case shareholders do not wish to use their own electronic device. VOTING BY PROXY AT THE 2026 SHAREHOLDERS MEETING Shareholders that do not wish to attend the 2026 Shareholders Meeting in-person or virtually, but wish that their votes are cast at the 2026 Shareholders Meeting by a proxy, can register for the 2026 Shareholders Meeting in accordance with the procedures set out under section 'REGISTRATION' and issue a proxy with voting instructions to (i) Dutch civil-law notary B.J. Kuck, or his substitute (the "Notary"), or (ii) another person. If a proxy with voting instructions is granted in favour of Ferrovial, the Board or any of Ferrovial's directors or officers, or nothing is specified in this regard, it shall be deemed to have been granted to the Notary with right of substitution, and the Proxy Conditions (as explained below) will apply to such proxy. Any proxy with voting instructions must be provided as follows: (a) Shareholders holding shares via Iberclear (Central Securities Depository in Spain) A proxy with voting instructions can be provided by submitting a completed and signed proxy card for Iberclear shareholders, as can be found on Ferrovial's website (www.ferrovial.com) (the "Proxy Card for Iberclear Shareholders"), either through (i) the shareholders’ depositary bank offices, (ii) via email to ferrovial@computershare.com or (iii) via post to Computershare Spain, Calle Orense 34, Edificio Norte, planta 8, 28020 Madrid, Spain. The completed and signed Proxy Card for Iberclear Shareholders must be received by Computershare Spain no later than 2 April 2026, 5:00pm CEST. Alternatively, shareholders can, subject to the subsequent paragraph, provide a proxy with voting instructions by submitting a completed and signed card as provided to them by their intermediaries, either through (i) the shareholders’ depositary bank offices, (ii) via email to ferrovial@computershare.com or (iii) via post to Computershare Spain, Calle Orense 34, Edificio Norte, planta 8, 28020 Madrid, Spain. The completed and signed proxy with voting instructions must be received by Computershare Spain no later than 2 April 2026, 5:00pm CEST. (b) Shareholders holding shares via Euroclear Netherlands (Central Securities Depository in the Netherlands) A proxy with voting instructions can be provided via https://evote.ingwb.com, no later than 2 April 2026, 5:00pm CEST. Alternatively, a proxy with voting instructions can be provided by submitting a completed and signed proxy card for Euroclear Netherlands shareholders, as can be found on Ferrovial's website (www.ferrovial.com) (the "Proxy Card for Euroclear Netherlands Shareholders"), to ING Bank N.V., Issuer Services (location TRC 02.039, Foppingadreef 7, 1102 BD, Amsterdam, the Netherlands, email: agm.pas@ing.com. The completed and signed Proxy Card for Euroclear Netherlands Shareholders must be received by ING Bank N.V. no later than 2 April 2026, 5:00pm CEST.

(c) Shareholders holding shares via the Depository Trust Company system (DTC) (Central Securities Depository in the United States) Shareholders holding ordinary shares in a DTCC Participant Account should give instructions to their broker, bank or Intermediary, as the record holder of their shares, who is required to vote their shares according to their instructions. Voting instructions must be received by Computershare no later than 2 April 2026, 11:00am ET. (d) Shareholders holding shares on the U.S. Shareholders Register Shareholders holding their shares directly on the U.S. Shareholders Register will be entitled to submit their proxy with voting instructions for the 2026 Shareholders Meeting by 11:00am ET on 2 April 2026, in writing or electronically as detailed on the proxy card mailed to the shareholder by Computershare. Any proxy with voting instructions (deemed) issued to the Notary that is timely received in accordance with the above will be subject to the following conditions (the "Proxy Conditions"), and any shareholder (deemed) issuing a proxy with voting instructions to the Notary will be deemed to have agreed to the Proxy Conditions: (i) in case for any voting item on the agenda for the 2026 Shareholders Meeting no voting instruction is given, the shareholder is deemed to have given an instruction to vote in favour of such voting item; (ii) only voting instructions to vote "FOR", "AGAINST" or "ABSTAIN" will be recognised, and voting instructions for a "BLANK VOTE" will be processed as an instruction to "ABSTAIN"; (iii) the voting results based on the voting instructions may be shared with Ferrovial prior to the 2026 Shareholders Meeting; and (iv) by issuing voting instructions, the shareholder agrees that it shall hold harmless and fully indemnify the Notary for any losses, damages, and liabilities that the Notary may incur in connection with the acts performed or omitted by the Notary in connection with such voting instructions, save in the event of negligence or wilful misconduct of the Notary. TERMS AND CONDITIONS FOR HYBRID GENERAL MEETINGS Ferrovial's Terms and Conditions for Hybrid General Meetings apply to shareholders that take part in the Shareholders Meeting. More information about virtual participation in the Shareholders Meeting can be found in Ferrovial's Terms and Conditions for Hybrid General Meetings. These conditions are available on Ferrovial's website (www.ferrovial.com). It is advised that shareholders that wish to attend the 2026 Shareholders Meeting virtually confirm that their device is compatible with participating in a virtual manner. Shareholders may log into the online platform of the 2026 Shareholders Meeting on 9 April 2026, from 1:00pm CEST until the start of the 2026 Shareholders Meeting at 2:00pm CEST. Shareholders attending virtually who have not logged on before the start of the Shareholders Meeting via the online platform cannot vote and can only see, hear or otherwise follow the proceedings. Shareholders that attend the 2026 Shareholders Meeting virtually are exposed to certain risks (as described in more detail in Ferrovial's Terms and Conditions for Hybrid General Meetings). If a shareholder wishes to avoid such risks, he or she should attend the 2026 Shareholders Meeting in-person or by proxy. The intermediaries are requested to provide the valid email address, securities account and mobile phone number for shareholders that wish to attend the 2026 Shareholders Meeting virtually through the online platform for authentication purposes in order for these shareholders to gain admission to the 2026 Shareholders Meeting.

CONFLICTING REGISTRATIONS In case a shareholder registers for the 2026 Shareholders Meeting in more than one manner (being, attendance in-person, virtual attendance and/or attendance by proxy), the most recently received registration shall be valid and all prior registrations (including any prior proxy with voting instructions) shall become invalid. WEBCAST Ferrovial intends to make available a live video broadcast of the integral 2026 Shareholders Meeting via the Ferrovial website. The link for the webcast will be published on Ferrovial's website (www.ferrovial.com). QUESTIONS Shareholders that have timely registered for the 2026 Shareholders Meeting to attend in-person or virtually can submit questions in writing up to 24 hours prior to the start of the 2026 Shareholders Meeting by sending an email to ir@ferrovial.com. Shareholders that attend the 2026 Shareholders Meeting virtually will not be enabled to submit questions during the 2026 Shareholders Meeting. Accordingly, if they wish to submit questions they must do so via email in the manner described above. PERSONAL DATA A copy of Ferrovial’s Legal Notice, Privacy Policy and Cookie Policy can be found at Ferrovial’s website (www.ferrovial.com). Amsterdam, 26 February 2026 Ferrovial SE The Board

1-14 AGENDA AND EXPLANATORY NOTES FOR THE 2026 ANNUAL SHAREHOLDERS MEETING OF FERROVIAL SE To be held on Thursday 9 April 2026 at 2:00 p.m. CEST in H'ART Museum, Amstel 51, 1018 EJ, Amsterdam, the Netherlands

2-14 AGENDA FOR THE 2026 ANNUAL SHAREHOLDERS MEETING OF FERROVIAL SE ("FERROVIAL"), TO BE HELD ON 9 APRIL 2026 (THE “2026 SHAREHOLDERS MEETING”) 1. Opening 2. Financial year 2025 2a. Report of the Board on Ferrovial’s financial and non-financial performance for the financial year 2025 (discussion item) 2b. Policy on additions to reserves and on dividends (discussion item) 2c. Remuneration report for the financial year 2025 (advisory voting item) 2d. Adoption of the annual accounts for the financial year 2025 (voting item) 3. Climate Strategy Report for the financial year 2025 (advisory voting item) 4. Discharge of the Directors in respect of the performance of their duties during the financial year 2025 (voting item) 5. Composition of the Board of Directors: Director (re-)appointments 5a. Proposal to reappoint Mr. Ignacio Madridejos Fernández as Executive Director (voting item) 5b. Proposal to reappoint Mr. Philip Bowman as Non-Executive Director (voting item) 5c. Proposal to reappoint Mr. Juan Manuel Hoyos Martínez de Irujo as Non-Executive Director (voting item) 5d. Proposal to reappoint Mr. Gonzalo Pedro Urquijo Fernández De Araoz as Non-Executive Director (voting item) 5e. Proposal to appoint Ms. Elisenda Bou-Balust as Non-Executive Director (voting item) 6. Performance Shares Plan for Executive Directors (voting item) 7. Conversion from SE to N.V. and amendment of articles of association (voting item) 8. Authorization of the Board to issue ordinary shares 8a. Authorization of the Board to issue ordinary shares for general purposes (voting item) 8b. Authorization of the Board to issue ordinary shares for purposes of scrip dividend (voting item) 9. Authorization of the Board to limit or to exclude pre-emptive rights 9a. Authorization of the Board to limit or to exclude pre-emptive rights for ordinary shares for general purposes (voting item)

3-14 9b. Authorization of the Board to limit or to exclude pre-emptive rights for ordinary shares for purposes of scrip dividend (voting item) 10. Authorization of the Board to acquire ordinary shares (voting item) 11. Cancellation of ordinary shares (voting item) 12. Closing EXPLANATORY NOTES TO THE AGENDA FOR THE 2026 SHAREHOLDERS MEETING 1. Opening 2. Financial year 2025 2.a Report of the Board on Ferrovial’s financial and non-financial performance for the financial year 2025 (discussion item) Presentation by Ferrovial’s board of directors (the "Board") on the financial and non-financial performance of Ferrovial in the financial year 2025. The management report, including non-financial information and compliance with the amended Dutch Corporate Governance Code (the "Code") (the amendments of the Code primarily relating to the declaration on risk management (the ‘VOR’)), prepared by the Board is contained in Ferrovial's annual report for the financial year 2025 (the "Annual Report 2025"). For further details please refer to the Annual Report 2025. 2.b Policy on additions to reserves and on dividends (discussion item) The Board will explain Ferrovial’s reserves and dividend policy. The Board intends to implement one or more interim dividends in 2026 for a cash equivalent amount of around 1 billion euro. In accordance with previous practice, the Board intends to distribute to the shareholders one or more interim dividends by way of a flexible dividend scheme (scrip dividend), meaning that. shareholders have the option of receiving their dividend in the form of additional shares in Ferrovial or, alternatively, in cash. The Board, in its sole discretion, may also decide to pay additional dividends or to pay a dividend in cash only or shares only. If the Board, in its sole discretion, does not consider it advisable to implement a dividend in view of market conditions, the conditions of Ferrovial itself, or any other circumstances, it may elect not to distribute such dividend. In accordance with Ferrovial’s articles of association (the “Articles of Association”), the Board has allocated Ferrovial’s 2025 results to Ferrovial’s reserves. For more information on Ferrovial’s dividends and appropriation of profits, please refer to the Annual Report 2025. 2c. Remuneration report for the financial year 2025 (advisory voting item) Ferrovial has prepared the remuneration report for the Board for the financial year 2025 in accordance with applicable statutory requirements. Pursuant to Dutch law, the remuneration report for the financial year 2025 is submitted to the 2026 Shareholders Meeting for an advisory vote. The remuneration report for the financial year 2025 has been published as part of the Annual Report 2025 and has also been made available separately on Ferrovial’s website (www.ferrovial.com).

4-14 2d. Adoption of the annual accounts for the financial year 2025 (voting item) It is proposed to adopt the annual accounts for the financial year 2025 as drawn up by the Board. PricewaterhouseCoopers Accountants N.V. has audited the annual accounts for the financial year 2025 and has issued an auditor's report thereon. The auditor is available for questions regarding the audit of the annual accounts for the financial year 2025. 3. Climate Strategy Report for the financial year 2025 (advisory voting item) Ferrovial's climate strategy report for the financial year 2025 (the "Climate Strategy Report") has been made available on Ferrovial's website (www.ferrovial.com). The Climate Strategy Report is prepared in alignment with the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD) and takes into account stakeholder feedback. The Climate Strategy Report includes an update on Ferrovial’s emission reduction plan, the evolution of green house gas emissions, and actions to achieve established targets, as well as references to Ferrovial’s other climate related disclosures. The calculation methodology is based mainly on the Greenhouse Gas Protocol, maintaining compliance with the ISO 14064-1 standard. The Climate Strategy Report has been verified by an independent body, in accordance with greenhouse gas emissions auditing standard ISAE 3410, which verification is included in the Climate Strategy Report. The Board has resolved to present the Climate Strategy Report to the 2026 Shareholders Meeting for a non-binding advisory vote, intended to allow shareholders to indicate their support, and which vote does not carry legal consequences. 4. Discharge of the Directors in respect of the performance of their duties during the financial year 2025 (voting item) It is proposed to grant discharge from all liability to: (i) the Executive Directors (including any temporary replacements for Executive Directors) of Ferrovial in office in the financial year 2025 in respect of the performance of their duties; and (ii) the Non-Executive Directors of Ferrovial (including any temporary replacements for Non- Executive Directors) in office in the financial year 2025 in respect of the performance of their duties, as such performance is apparent from the Annual Report 2025 or other public disclosures prior to the adoption of the annual accounts for the financial year 2025. 5. Composition of the Board of Directors: Director (re-)appointments The Directors Mr. Ignacio Madridejos Fernández, Mr. Philip Bowman, Ms. Hanne Birgitte Breinbjerg Sørensen, Mr. Juan Manuel Hoyos Martínez de Irujo and Mr. Gonzalo Pedro Urquijo Fernández De Araoz were reappointed by the shareholders meeting of Ferrovial, S.A. held on 13 April 2023. On 16 June 2023, Ferrovial, S.A. was merged into Ferrovial International SE which was renamed Ferrovial SE (the “Merger”). Upon completion of the Merger, each director of Ferrovial S.A. was appointed as Director of Ferrovial for a term ending at the end of the annual general meeting held in the year in which his or her term as director of Ferrovial S.A. would (absent the Merger) have ended. As a result, their current terms will lapse at the end of the 2026 Shareholders Meeting.

5-14 Ms. Hanne Birgitte Breinbjerg Sørensen will not be available for reappointment at the 2026 Shareholders Meeting. Therefore, for the reasons explained below, Mr. Ignacio Madridejos Fernández is nominated for reappointment as Executive Director, and Mr. Philip Bowman, Mr. Juan Manuel Hoyos Martínez de Irujo and Mr. Gonzalo Pedro Urquijo Fernández De Araoz (together, the “Nominated Reappointment Directors”) are nominated for reappointment as Non-Executive Directors. After carrying out a process to find a suitable replacement to fill the vacancy, the Board nominates Ms. Elisenda Bou-Balust, for appointment by the Shareholders Meeting as Non-Executive Director (Ms. Bou-Balust, together with the Nominated Reappointment Directors, the “Nominated Directors”) for the reasons explained below. Ms. Alicia Reyes resigned as Non-Executive Director effective 19 January 2026. The Board has initiated the process of finding a suitable replacement to fill the vacancy. The general meeting appoints Directors pursuant to a nomination thereto by the Board, in accordance with article 8.2 of the Articles of Association. The Board has nominated the Nominated Directors, following a recommendation thereto by the Board’s Nomination and Remuneration Committee in accordance with article 32 of the Regulations of the Board (the “Board Rules”). Regarding all proposed Nominated Directors, the Board has evaluated positively their proven experience and extensive professional career, their skillset and their availability to carry out their duties as Directors. Furthermore, regarding the Nominated Reappointment Directors, the Board has evaluated positively their extensive knowledge of the Ferrovial group and the sector and markets in which it operates, the evaluation of their performance, and their positive contribution to the Board and the committees of Ferrovial, as referred to in article 23 of the Board Rules (the "Committees"), of which they are members in their current capacities. The nominations are made taking into account the Board of Directors’ Profile Policy, the Rotation Schedule for Non-Executive Directors, and the Belonging & Inclusion Policy, all of which are available on Ferrovial’s website (www.ferrovial.com). All non-executive Nominated Directors qualify as independent in accordance with the Code and the listing rules of the Nasdaq Stock Market LLC (“Nasdaq”). Each of the Nominated Directors is nominated for (re)appointment or appointment for a term of three years, starting on the date of the 2026 Shareholders Meeting (9 April 2026) and ending at the end of the annual general meeting held in the third calendar year following the year of appointment, in accordance with article 8.2.3 of the Articles of Association. 5a. Proposal to reappoint Mr. Ignacio Madridejos Fernández as Executive Director (voting item) Mr. Ignacio Madridejos Fernández has been a Director and Chief Executive Officer (“CEO”) since 2019. Mr. Madridejos began his professional career at Agroman (Ferrovial’s Spanish Construction business) and, after a few years at McKinsey, he joined the multinational group CEMEX in 1996. Within the group, he began by occupying various management positions in the Strategic Planning area. Subsequently, he has been CEO of CEMEX Egypt and CEMEX Spain, President of CEMEX Northern Europe Region (United Kingdom, Poland, Czech Republic, Germany, France, among other countries), and Global Head of Safety and Sustainability. In 2015, he became the President of CEMEX USA, and was in charge of all operations of the group in that country. He was also President of OFICEMEN (Spanish Association of Cement Manufacturers), IECA (Spanish Institute of Cement and its Applications), and CEMBUREAU (European Cement Association).

6-14 Mr. Madridejos (1965) holds a degree in Civil Engineering (Polytechnic University of Madrid) and an MBA (Stanford University). The Board, following the recommendation of the Nomination and Remuneration Committee, considers there are compelling reasons to nominate Mr. Madridejos for reappointment as Executive Director, allowing him to continue in his role as CEO. Mr. Madridejos has deep experience and knowledge of the Ferrovial group and the sectors and geographies in which it operates. His experience in the U.S. market, which is a strategic priority for the Ferrovial group, is highlighted. Under his mandate as CEO, the Ferrovial group has shown strong operational performance, consolidating Ferrovial’s position as one of the world’s leading infrastructure companies. Mr. Madridejos has accordingly played a key role in the growth of the Ferrovial group and sustainable long-term value creation during his tenure (Ferrovial’s share price increased by 135% (vs 98% for IBEX-35) and achieved a TSR growth of 174% over his tenure since 2019), as well as with respect to Ferrovial’s listing on Nasdaq and its inclusion in the Nasdaq-100 index in December 2025. Finally, Mr. Madridejos' performance has consistently been highly rated by the Board during the Board’s annual self- evaluations. Accordingly, the Board believes that his reappointment will allow Ferrovial to seamlessly continue the implementation of its current strategy. At the date of the publication of this agenda and explanatory notes, Mr. Madridejos holds 179,195 ordinary shares in the share capital of Ferrovial. 5b. Proposal to reappoint Mr. Philip Bowman as Non-Executive Director (voting item) Mr. Philip Bowman has been a Director since 2016 and a member of the Audit and Control Committee since 2018. Mr. Bowman also serves as a non-executive chairman of Tegel Group Holdings Limited, Sky Network Television Limited and Tom Tom Holdings Inc, and as a non-executive director of KMD Brands Limited. Previously, has been the chairman of Potrero Distilling Holdings, Coral Eurobet Limited and Liberty plc. In addition, he held roles as non-executive chairman of The Munroe Group (UK) Limited and Majid Al Futtaim Properties LLC, of the affiliates Majid Al Futtaim Holding LLC and Majid al Futtaim Capital LLC, as CEO of Smiths Group plc, Scottish Power plc and Allied Domecq plc, and as director of Burberry Group plc, Berry Bros. & Rudd Limited, Scottish & Newcastle Group plc, Bass plc, British Sky Broadcasting Group plc, Coles Myer Limited and Better Capital PCC. Mr. Bowman (1952) holds a degree with honors in Natural Science (University of Cambridge) and a Master in Natural Science (University of Cambridge). The Board nominates Mr. Bowman particularly because of his extensive knowledge of Ferrovial and its group and his background and professional experience, which has provided him with solid financial, accounting, audit and risk knowledge, as well as a strategic and management vision that is beneficial for the Ferrovial group, noting specifically his knowledge of Anglo- Saxon markets which are a strategic priority for Ferrovial. Regarding the work and dedication of Mr. Bowman since his last reappointment, the Board considers that he has maintained a high level of performance, attending meetings and contributing effectively to the Board and the Audit and Control Committee. The Board is of the opinion that Mr. Bowman fits well in the Board of Directors’ Profile Policy. The Board has considered that at the time of reappointment, Mr. Bowman will (including his term at Ferrovial, S.A.) be in office for more than 8 years (but, with reference to provision 2.2.2 of the Code, less than 12 years). The Board believes that, in addition to his qualifications and

7-14 experience as outlined above, it is advisable to have on the Board a mix of experienced members and members more recently appointed. This approach enriches the debate, provides a plurality of views, and allows for a better exercise of the Board’s and Committees functions. The time spent on the Board has provided Mr. Bowman with deep knowledge of the Ferrovial group that is invaluable in his functioning as a Director. Mr. Bowman qualifies as independent in accordance with the Code and the Nasdaq listing rules. At the date of the publication of this agenda and explanatory notes, Mr. Bowman holds 34,312 ordinary shares in the share capital of Ferrovial. 5c. Proposal to reappoint Mr. Juan Manuel Hoyos Martínez de Irujo as Non-Executive Director (voting item) Mr. Juan Manuel Hoyos Martínez de Irujo has been a Director and member of the Executive Committee since 2019 and is the Lead Director since 2020. He is currently a director of Inmoglaciar and Gescobro. Previously, he was chairman and senior partner of McKinsey & Company Iberia and a member of the McKinsey & Company Shareholder Council worldwide. He also held roles as strategy, brand & marketing executive vice-president of Banco Santander Brazil, as executive chairman of Haya Real Estate and as director of Banco Santander Chile and Banco Santander Mexico. Mr. Hoyos (1953) holds a degree in Economics (Universidad Complutense de Madrid) and a Master in Business Administration in Finance and Accounting (Columbia Business School). The Board nominates Mr. Hoyos particularly because of his deep knowledge of key matters for the proper performance of his duties on the Board, such as business, organizational strategy and commercial management. His extensive international background in senior positions at McKinsey (a global strategic consulting firm) provides him with great analytical skills, as well as in-depth knowledge of multiple sectors. With regard to the work and dedication of Mr. Hoyos since his last reappointment to date, the Board considers that he has maintained a high level of performance, attending meetings and contributing effectively to the Board and the Executive Committee, and in his role as Lead Director. The Board is of the opinion that Mr. Hoyos fits well in the Board of Directors’ Profile Policy. Mr. Hoyos qualifies as independent in accordance with the Code and the Nasdaq listing rules. At the date of the publication of this agenda and explanatory notes, Mr. Hoyos holds 6,487 ordinary shares in the share capital of Ferrovial. 5d. Proposal to reappoint Mr. Gonzalo Pedro Urquijo Fernández De Araoz as Non- Executive Director (voting item) Mr. Gonzalo Pedro Urquijo Fernández De Araoz has been a Director and a member of the Audit and Control Committee since 2019, and a member of the Nomination and Remuneration Committee since 2021. Mr. Urquijo is also the chairman of the Hesperia Foundation and member of the Board of Trustees of the Princess of Asturias Foundation. Previously, he was CEO and director of Talgo (having resigned as CEO in December 2025 and as director in January 2026), executive chairman of Abengoa and ArcelorMittal Spain, a member of the general management of ArcelorMittal and head of the sectors of Long Products, Stainless Steel, Tubes, Emerging Markets, CFO and head of the Distribution sector of Arcelor and CFO of Aceralia Corporación Siderúrgica. He previously worked at Citibank and Crédit Agricole. He was also chairman of

8-14 the ArcelorMittal Foundation and of UNESID (the Spanish union of steel companies) and a director of Gestamp Automoción, Aceralia, Atlantica Yield, Aperam, Vocento and other companies. Mr. Urquijo (1961) holds a degree in Economic and Political Sciences (Yale University) and an executive MBA (Instituto de Empresa, Madrid). The Board nominates Mr. Urquijo particularly because of his strong knowledge of commercial and operational strategy, as well as financial, accounting, auditing and risk management, as well as his extensive training and professional experience in various sectors, several of which are priorities for Ferrovial, and in the management of international business groups. With regard to the work and dedication of Mr. Urquijo since his last reappointment, the Board considers that he has maintained a high level of performance, attending the meetings and contributing effectively to the Board, the Audit and Control Committee and the Nomination and Remuneration Committee. The Board is of the opinion that Mr. Urquijo fits well in the Board of Directors’ Profile Policy. Mr. Urquijo qualifies as independent in accordance with the Code and the Nasdaq listing rules. At the date of the publication of this agenda and explanatory notes, Mr. Urquijo holds 572 ordinary shares in the share capital of Ferrovial. 5e. Proposal to appoint Ms. Elisenda Bou-Balust as Non-Executive Director (voting item) Ms. Elisenda Bou-Balust is the co-founder and chief executive officer of Cala AI. She also was the founder and chief technology officer of ZeptoCode, the co-founder of and advisor to Estrimtrack and the co-founder and chief technology officer of Vilynx, which was acquired by Apple in 2020, after which she was the Head Media Knowledge in Apple’s AI organization. Ms. Bou-Balust (1986, Spanish nationality) holds a MSc degree in telecom engineering as well as a Phd Degree from the Universitat Politècnica de Catalunya, Spain and a MSc thesis in Aeronautics and Astronautics at Massachusetts Institute of Technology, USA. The Board nominates Ms. Bou-Balust particularly because of her deep knowledge of and experience in technology and specifically artificial intelligence, on which she has a thorough level of understanding, also due to her academic background in this field. In addition, her commercial and managerial experience derived from founding multiple technology companies and her knowledge of the U.S. market, which is a strategic priority for Ferrovial, are highlighted. In particular, her time at Apple has provided her valuable insights into amongst other data stewardship and long-term innovation cycles. The Board considers Ms. Bou-Balust as a leading voice in technology and entrepreneurship. The Board believes Ms. Bou-Balust would complement the overall composition of the Board positively, providing a forward-looking perspective and strengthening discussions on digital evolution and future market developments, and would generally fit well in the Board of Directors’ Profile Policy. Ms. Bou-Balust qualifies as independent in accordance with the Code and the Nasdaq listing rules. At the date of the publication of this agenda and explanatory notes, Ms. Bou-Balust does not hold ordinary shares in the share capital of Ferrovial. 6. Performance Shares Plan Executive Directors (voting item) It is proposed by the Board, following the recommendation of the Nomination and Remuneration Committee, to approve the key terms of the Performance Shares Plan Executive

9-14 Directors 2026-2028. As Ferrovial’s Directors' Remuneration Policy (the “Remuneration Policy”), approved at Ferrovial’s 2025 annual shareholders meeting, sets out the long-term variable remuneration of Executive Directors may include, among others, the delivery of shares if so specified in the relevant plan as approved by the shareholders meeting. The key terms of the Performance Shares Plan Executive Directors 2026-2028 are in line with those submitted to the annual shareholders meeting on previous occasions and with the Remuneration Policy. They comprise the following: - Grant, vesting period and scheme: The allocation of units will be made in annual grants, in 2026, 2027, and 2028. The shares shall be delivered, if conditions are met, only upon completion of the vesting period, meaning the fiscal year in which the third anniversary of the allocation of the relevant units is reached (the “Vesting Period”). No partial vesting is permitted. - Performance metrics: delivery of the shares is subject to compliance, during the Vesting Period, with certain performance metrics calculated on the basis of: o Financial metric: Activity Cash Flow. Weight: 35-45% o Total Shareholders’ Return: calculated on the basis of a comparison with (i) a defined peer group and (ii) the S&P500 index (or such other appropriate index). Weight: 45-55% o ESG targets: related to sustainability, belonging and inclusion and health and safety.10-15% - Amounts: no minimum amount and a maximum amount of 150% of the Executive Director’s fixed remuneration at the grant date. - Conditions: the shares are subject to a three-year holding period, unless the Executive Director holds shares equivalent to at least two times their fixed remuneration. The Board, following the recommendation of the Nomination and Remuneration Committee, or such other corporate body or person so authorized by the Board, may adopt the Performance Shares Plan Executive Directors 2026-2028 and make any amendments to the Performance Shares Plan Executive Directors 2026-2028 within the limits of the Remuneration Policy and this resolution as adopted by the shareholders meeting. 7. Conversion from SE to N.V. and amendment of articles of association (voting item) It is proposed by the Board to approve the conversion of Ferrovial’s legal form from a Societas Europaea (SE) to a Dutch public limited liability company (naamloze vennootschap or N.V.) (the “Conversion”) and the related amendment of the Articles of Association. By way of background, when Ferrovial redomiciled to the Netherlands in 2023, it did so through a merger of the Spanish Ferrovial S.A. (at that time the listed entity) into its Dutch subsidiary Ferrovial International SE (which was renamed Ferrovial SE). Ferrovial now considers that converting its legal form to an N.V. has several benefits. First of all, it would bring Ferrovial more in line with market practice of Dutch listed entities, given there is only a very small number of other Dutch listed SEs, while the vast majority of Dutch listed entities are N.V.s. This means Ferrovial and its legal form as an N.V. will be more familiar to its stakeholders, as well as regulators. Ferrovial believes it will furthermore benefit from a clearer legal framework. Also given the lack of comparable precedents, determining the applicable rules and regulations has proven more complex and, as a result, costly and time- consuming. Finally, there are certain practical benefits for an N.V. compared to an SE, such

10-14 as the ability to digitally file its submissions with the Dutch Trade Register versus doing so by regular mail, reducing processing time by the Dutch Trade Register. For these reasons, Ferrovial also completed the conversion of its Dutch sub-holdings that were SEs into private limited liability companies (besloten vennootchappen, or B.V.s). The Conversion requires a change of the Articles of Association. The changes to the Articles of Association have been limited to the absolute minimum, i.e. reflecting a change in i) the legal name (from Ferrovial SE to Ferrovial N.V.) and ii) the reference to the legal form. The proposed amended Articles of Association are available on Ferrovial’s website (www.ferrovial.com) as part of the documents for the 2026 Shareholders Meeting. No other changes to Ferrovial’s governance or the Articles of Association are proposed. Ferrovial will retain its legal personality throughout the Conversion, will continue to exist and all assets and liabilities, rights, obligations and other legal relationships of Ferrovial will remain with Ferrovial N.V. Ferrovial’s shares will remain issued and will continue to be listed and traded on the same stock exchanges as prior to the Conversion. The Conversion will not result in a change in jurisdiction, as Ferrovial will remain existing under the laws of the Netherlands, and will not result in a change of Ferrovial’s seat. For more information on the Conversion, including the legal and economic consequences of the Conversion, the consequences for shareholders and the consequences for employees, please refer to the Conversion documents – the Conversion proposal, the explanatory report to the Conversion proposal and the independent expert statement – which are available on Ferrovial’s website (www.ferrovial.com) as part of the documents for the 2026 Shareholders Meeting. To comply with applicable laws and regulations, the Conversion proposal and the explanatory report (including the full text of the proposed amended Articles of Association) will also be made available on Ferrovial's office address (Gustav Mahlerplein 61, 1082MS Amsterdam). In light of the above, Ferrovial considers the Conversion a technical change in order to align with market practice and benefit from a clearer legal framework. This agenda item includes the proposal to authorize each Executive Director, Ferrovial’s CFO and Secretary to the Board and each lawyer, (candidate) civil-law notary and paralegal working at De Brauw Blackstone Westbroek N.V. to execute the notarial deed of conversion and amendment of the Articles of Association. 8. Authorization of the Board to issue ordinary shares 8a. Authorization of the Board to issue ordinary shares for general purposes (voting item) The Board believes it is in Ferrovial 's interest to be able to be flexible and react quickly, if and when deemed appropriate, to circumstances that require the issuance of ordinary shares, without further prior approval from the shareholders meeting. In accordance with article 3.2.1 of the Articles of Association, it is proposed to designate the Board as the corporate body authorized to issue ordinary shares in Ferrovial’s share capital and to grant rights to subscribe for ordinary shares in Ferrovial's share capital, up to a maximum of 10% of Ferrovial 's issued share capital at the date of the 2026 Shareholders Meeting. The authorization may be used for any and all purposes. This authorization will be valid for a period of 18 months from the date of the 2026 Shareholders Meeting, and therefore up to and including 8 October 2027. If adopted, this designation will replace the current designation of the Board as authorized corporate body to issue ordinary shares in Ferrovial’s share capital and to grant rights to

11-14 subscribe for ordinary shares in Ferrovial's share capital for general purposes, which was granted by the 2025 annual shareholders meeting on 24 April 2025 for a period of 18 months. 8b. Authorization of the Board to issue ordinary shares for purposes of scrip dividends (voting item) As explained under agenda item 2b, the Board intends to resolve on one or more interim scrip dividends, that would allow shareholders to elect receiving cash dividend or dividend in the form of ordinary shares in Ferrovial's share capital. In order to enable the Board to resolve on the issue of such number of ordinary shares in Ferrovial's share capital as needed to implement such scrip dividend or scrip dividends, it is proposed, in accordance with article 3.2.1 of the Articles of Association, to designate the Board as the corporate body authorized to issue ordinary shares in Ferrovial’s share capital and to grant rights to subscribe for ordinary shares in Ferrovial’s share capital, up to a maximum of 5% of Ferrovial 's issued share capital at the date of the 2026 Shareholders Meeting. The authorization may be used solely for the implementation of one or more scrip dividends as may be resolved on by the Board. This authorization will be valid for a period of 18 months from the date of the 2026 Shareholders Meeting and therefore up to and including 8 October 2027. If adopted, this designation will replace the current designation of the Board as the authorized corporate body to issue ordinary shares in Ferrovial's share capital and to grant rights to subscribe for ordinary shares in Ferrovial's share capital in connection with scrip dividends, which was granted by the 2025 annual shareholders meeting on 24 April 2025 for a period of 18 months. 9. Authorization of the Board to limit or exclude pre-emptive rights 9a. Authorization of the Board to limit or to exclude pre-emptive rights for ordinary shares for general purposes (voting item) The Board believes that it is in Ferrovial's interest to be able to be flexible and react quickly, if and when deemed appropriate, to circumstances that require the issuance of ordinary shares with a limitation or exclusion of pre-emptive rights, without further prior approval from the shareholders meeting. In accordance with article 3.4.2 of the Articles of Association, it is proposed to designate the Board as the corporate body authorized to limit or exclude pre-emptive rights in connection with the issue of and/or the granting of rights to subscribe for ordinary shares in Ferrovial's share capital, up to a maximum of 10% of Ferrovial's issued share capital at the date of the 2026 Shareholders Meeting. The authorization may be used for any and all purposes. This authorization will be valid for a period of 18 months from the date of the 2026 Shareholders Meeting, and therefore up to and including 8 October 2027. If adopted, this designation will replace the current designation of the Board as the authorized corporate body to resolve on the limitation or exclusion of pre-emptive rights for general purposes, which was granted by the 2025 annual shareholders meeting on 24 April 2025 for a period of 18 months.

12-14 9b. Authorization of the Board to limit or to exclude pre-emptive rights for ordinary shares for purposes of scrip dividends (voting item) As explained under agenda item 2b, the Board intends to resolve on one or more interim scrip dividends that would allow shareholders to elect to receive a cash dividend or a dividend in the form of ordinary shares in Ferrovial's share capital. In order to enable the Board to resolve on the issue of such number of ordinary shares in Ferrovial's share capital as needed to implement such scrip dividend or scrip dividends, it is proposed to, in accordance with article 3.4.2 of the Articles of Association, designate the Board as the corporate body authorized to limit or exclude pre-emptive rights in connection with the issue of and/or the granting of rights to subscribe for ordinary shares in Ferrovial's share capital, up to a maximum of 5% of Ferrovial's issued share at the date of 2026 Shareholders Meeting. The authorization may be used solely for the implementation of one or more scrip dividends as may be resolved on by the Board. This authorization will be valid for a period of 18 months from the date of the 2026 Shareholders Meeting, and therefore up to and including 8 October 2027. If adopted, this designation will replace the current designation of the Board as the authorized corporate body to resolve on the limitation or exclusion of pre-emptive rights in connection with scrip dividends, which was granted by the 2025 annual shareholders meeting on 24 April 2025 for a period of 18 months. 10. Authorization of the Board to acquire ordinary shares (voting item) The Board believes that it is in Ferrovial’s interest to have the flexibility to be able to acquire ordinary shares in Ferrovial’s share capital, among other reasons, to enable Ferrovial to carry out share repurchase programs if the Board considers such share repurchase programs to be in the interest of Ferrovial and its stakeholders. Therefore, it is proposed that, in accordance with Article 4 of the Articles of Association and without prejudice to the provisions of Section 2:98 of the Dutch Civil Code, the Board is delegated the authority to resolve to acquire ordinary shares in Ferrovial’s share capital. The authorization may be used for any and all corporate purposes, and acquisitions may be made on the market or in any other manner. Ferrovial may acquire ordinary shares under this authorization up to an amount equal to 10% of Ferrovial's issued share capital as at the date of the 2026 Shareholders Meeting, provided that following the acquisition Ferrovial, together with its subsidiaries, does not hold more than 10% of Ferrovial's issued share capital. The minimum price that Ferrovial may pay for each share to be acquired will be the nominal value of such share. The maximum price, excluding expenses (including fees to be paid to banks assisting Ferrovial in any repurchases), that Ferrovial may pay for each share to be acquired, will be an amount equal to 110% of the market price of the ordinary shares. The market price is defined as the higher of (i) the price of ordinary shares at the time of repurchase and (ii) the closing price of the ordinary shares on the trading day prior to the date of acquisition, in each case on the exchange on which they are acquired (or in case of shares not acquired on an exchange, the exchange as designated by the Board). In case of a self-tender offer or an accelerated repurchase program, the Board may decide that the market price is defined as the arithmetic average of the daily VWAP (volume-weighted average price) of the ordinary shares on the exchange on which they are acquired (or in case

13-14 of shares not acquired on an exchange, the exchange as designated by the Board) over a period of at least one trading day. Any determination of prices at any exchange, as well as any foreign exchange rate where applicable, will be based on the information provided by a source selected by the Board. This authorization will be valid for a period of 18 months from the date of the 2026 Shareholders Meeting, and therefore up to and including 8 October 2027. If adopted, this authorization will replace the current authorization of the Board to repurchase ordinary shares in Ferrovial's share capital, which was granted by the 2025 annual shareholders meeting on 24 April 2025 for a period of 18 months. 11. Cancellation of ordinary shares (voting item) In order to enable the Board to implement a cancellation of ordinary shares in Ferrovial 's share capital as may be held by Ferrovial from time to time, it is proposed that the 2026 Shareholders Meeting resolves, in the manner further set out in this proposal, to cancel ordinary shares in Ferrovial's share capital as these may be held by Ferrovial from time to time. The number of ordinary shares that will be cancelled will be determined by the Board. The cancellation may be implemented by the Board in one or more tranches. This resolution will lapse 18 months after the date of the 2026 Shareholders Meeting and therefore up to and including 8 October 2027. If adopted, this resolution will replace the current resolution to cancel ordinary shares in Ferrovial 's share capital, adopted by the 2025 annual shareholders meeting on 24 April 2025 for a period of 18 months. 12. Closing Forward-Looking Statements This agenda and explanatory notes (together the “Shareholders Meeting Agenda Materials”) contain forward-looking statements; any express or implied statements contained in the Shareholders Meeting Agenda Materials that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the company’s reserves and dividend policy, and the company’s future performance and the associated role of members of its senior leadership, as well as statements that include the words “expect,” “believe,” “aim,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: risks related to our diverse geographical operations and business divisions; general economic and political conditions and events and the impact they may have on us, including, but not limited to, impacts on demand or public fund allocation in the industries in which we operate, volatility or increases in inflation rates and rates of interest, exchange rate fluctuations, increased costs and availability of materials, and other ongoing impacts including from, for example, changes in tariff regimes, the Russia/Ukraine conflict, and the Middle East conflict; our legal and regulatory risks given that we operate in highly regulated environments, and the impact of any changes in governmental laws and regulations, including but not limited to tax regimes or regulations; the fact that our business is derived from a small number of major projects; risks related to government contracting; the impact of competitive pressures in our industries,

14-14 including on bid success and pricing; risks related to our acquisitions, divestments and other strategic transactions that we may undertake; cyber threats or other technology disruptions; our ability accurately to develop estimates or the impact of changes in our underlying assumptions, with respect to project plans, including project timing and budgets, and our ability to meet contractual expectations with respect thereto; the impacts of accidents, disruptions, or other incidents at our project sites and facilities; our ability to obtain adequate financing or access to capital in the future as needed and the impact of reliance on joint venture and partnership arrangements; our reliance on and ability to locate, select, monitor, and manage subcontractors and service providers; the impact of certain swaps and hedging arrangements we enter into from time to time; limitations on our ability to declare and fund future dividends or other distributions, and distribution processes and timelines; our ability to maintain compliance with the continued listing requirements of Euronext Amsterdam, the Nasdaq Global Select Market and the Spanish Stock Exchanges; lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subject to; our ability to comply with our ESG commitments or other sustainability demands, including changing or conflicting expectations in connection with sustainability and ESG matters; physical and transitional risks in connection with the impacts of climate change; risks related to the adequacy or existence of our insurance coverage and any non- recoverable losses; and the other important factors discussed under the caption “Risk Factors” in our registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 25, 2026 which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in the Shareholders Meeting Agenda Materials speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in the Shareholders Meeting Agenda Materials, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law. Forward-looking statements in the Shareholders Meeting Agenda Materials are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction.